Exhibit 99.1

PyroGenesis Announces 2023 First Quarter Results

MONTREAL, May 15, 2023 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions which are geared to reduce greenhouse gases (GHG), is pleased to announce today its financial and operational results for the first quarter ended March 31st, 2023.

“The Company remains intensely focused on its goal of demonstrating its expertise and capturing greater market share across the broad industrial decarbonization landscape, and more specifically around the refined strategic verticals that the company introduced in Q4, namely Energy Transition & Emissions Reduction, Commodity Security & Optimization, and Waste Remediation,” said Mr. P. Peter Pascali, CEO and President of PyroGenesis.

“Our backlog of signed and/or awarded contracts remains strong, at $30.6 million. Our belief in both our strategy and our technology has never been stronger, and the expanding interest from customers throughout the world and in fast-moving industries speaks not just to our potential, but to our immediate future,” continued Mr. Pascali. “Our recent relationship with the New Zealand Trust for the Destruction of Synthetic Refrigerants – who have made PyroGenesis’ SPARC™ waste destruction system central to their efforts to safely reduce greenhouse gas emissions throughout New Zealand – and the rapidly developing interest within the additive manufacturing industry for our metal powders, as noted in our Outlook, are to us the ultimate expressions of this belief.”

“The industrial world is changing, and while our quarterly revenues may fluctuate in this continued period of inflationary and logistical pressures, our customer-ready solutions will only gain more visibility as heavy industry races to meet decarbonization goals or maintain a competitive advantage,” Mr. Pascali added.

The information below represents important highlights from the past quarter, followed by an outline of the company’s strategy and outlook for the next quarter.

Q1 Production Highlights

In Q1 2023, PyroGenesis focused on advancing its updated business strategy that was first outlined in the Company’s 2022 fourth quarter and year-end results.

As noted, as the variety of uses for the Company’s core technologies has expanded, and industry interest has increased, the Company is concentrating its solution ecosystem under three verticals that align with economic drivers that are key to global heavy industry:

Energy Transition & Emission Reduction:

  fuel switching, utilizing the Company’s electric-powered plasma torches and biogas upgrading technology to help heavy industry reduce fossil fuel use and greenhouse gas emissions.

Commodity Security & Optimization:

  recovery of viable metals, and optimization of production to increase output, to maximize raw materials and improve availability of critical minerals.

Waste Remediation:

  safe destruction of hazardous materials, and the recovery and valorization of underlying substances such as chemicals and minerals.

Within each vertical the Company offers several solutions at different stages to commercialization.

The information below represents highlights from the past quarter for each of the above verticals, followed by an outline of the company’s strategy, and key developments that will impact the subsequent quarters.

Waste Remediation

  In January, the Company signed a contract to provide the Company’s SPARCTM hazardous refrigerant waste destruction system to an advanced materials entity in New Zealand.

The purchasing entity was subsequently revealed in February to be The Trust for the Destruction of Synthetic Refrigerants, who will use PyroGenesis’ SPARCTM system as the core technology for New Zealand’s national hazardous refrigerant collection and destruction initiative. The SPARCTM system will be managed and operated by a wholly owned subsidiary of the Trust, for use by the Zealand government-accredited product stewardship programme known as Cool-Safe, run by the Trust. Cool-Safe, also previously known as the Recovery Trust or RECOVERY, has been managing refrigerant gas collection and destruction in New Zealand since 1993. Cool-Safe’s mission is to be a significant factor in the government of New Zealand’s stated goal to reduce synthetic refrigerant greenhouse gas emissions by 2035 by at least 35%. This will be achieved by implementing their own 90% reduction target for hazardous refrigerants.

Up until now any of the refrigerants collected by Cool-Safe for safe destruction have had to be shipped to Australia. With the purchase of the SPARCTM system, New Zealand will have its own on-shore destruction capabilities. With the shift from voluntary to regulated handling of these waste streams in New Zealand, scheduled for 2024, combined with the relaunch and marketing of the Cool-Safe initiative, the collection and safe disposal of hazardous refrigerants in New Zealand is anticipated to be widespread, and the organization had indicated to PyroGenesis that they may require additional SPARCTM systems as the initiative grows.

  In March, the Company received an order for three (3) waste-destructing plasma torches from the US Navy’s shipbuilder, Newport News Shipbuilding

The three plasma torches ordered are for the USS Gerald R. Ford aircraft carrier, the largest and most technologically advanced warship ever built1, valued at approximately $13 billion. The plasma torches are to be used in PyroGenesis’ proprietary Plasma Arc Waste Destruction System (“PAWDS”) that the Company previously built and delivered to the US Navy.

As noted in the Q&A portion of the 2022 fiscal year end financial results conference call, the order was for plasma torches alone, and included none of the large ancillary equipment such as power supplies that comprise a significant portion of an entire PAWDS system.

Commodity Security & Optimization

  In January, the Company announced that, further to its press releases dated September 21, 2022 and November 2, 2022, all of the findings and recommendations made by a global aerospace company as part of their on-site audit of PyroGenesis' NexGen™ metal powder production facility, had been successfully completed and accepted.

With that approval and acceptance, PyroGenesis’ moved to the next and final step in a two-year long supplier qualification process: to provide sample titanium metal powder for verification and confirmation of their chemical and mechanical properties.

As noted at the time by Massimo Dattilo, VP PyroGenesis Additive, the Client “is a very discerning aerospace company with some of the most stringent and demanding standards”, and PyroGenesis “are very proud to have gained their confidence and to be moving forward to the final phase”.

  In February, the Company provided an update on its Gen3 PUREVAP™ Quartz Reduction Reactor (QRR) pilot plant (the “Gen3 PUREVAP ™ Pilot Plant” or the “Pilot Plant”) project.

The updated confirmed that process testing referred to in the press release dated January 19th, 2023 from the client HPQ Silicon, is moving forward as expected and represents, in PyroGenesis’ management’s opinion, a key development in the overall project. The tests were geared to not only confirm that the technology works as expected, but also to give input into the subsequent engineering study which will be geared to determining amongst other things, the actual number of systems required for commercialization and the profitability of each.

The PUREVAP™ process is an innovative patented process that will enable the one-step conversion of quartz (SiO2) into high-purity silicon (Si) at reduced costs, energy input and carbon footprint that will propagate its considerable renewable energy potential. PyoGenesis is the engineering and development producer, but also, as part of the terms of the contract with HPQ, PyroGenesis benefits from a royalty payment representing 10% of the Client’s sales, with set minimums.

The Client, HPQ Silicon Inc. (TSX-V: HPQ) is an advanced materials engineering provider that offers sustainable silica (Si02) and silicon (Si) solutions. Based in Quebec, HPQ Silicon is developing a unique portfolio of value-added silicon products sought after by electric vehicle and battery manufacturers, among other industries.

  In March, the Company announced that, further to its press release dated July 18, 2022, the Company was expanding its European strategy team for its PyroGenesis Additive division, by retaining Mr. Olivier Dubois as the Company’s Principal Advisor for European Operations and Sales. Mr. Dubois is well known to the Company from his time at Aubert & Duval as VP Business Unit Metal Powders.

As part of his contract with PyroGenesis Additive, Mr. Dubois will support broadening the Company’s global strategy, with an initial goal to help structure the Company’s plan for establishing European operations.

Energy Transition & Emission Reduction

  In January, the Company announced that it had signed an initial energy transition contract with a major European multinational chemical, oil, and gas conglomerate to assess the applicability of PyroGenesis’ electric plasma torches for use in the Client’s chemical production process.

The agreement outlined initial steps for supporting the Client’s energy-transition goals, with the first step being a computational fluid dynamics (“CFD”) study to gather initial data to evaluate the use of plasma in chemical production boilers. Depending on the results, the Client indicated that it may proceed to a live experimental validation study within their facilities, using PyroGenesis’ plasma torches, as per a separate to-be-negotiated agreement.

  In January, the Company announced it had signed, through Pyro Green-Gas, a wholly owned subsidiary of PyroGenesis, an emissions reduction contract with a North American lithium-ion batter recycler.

The contract was for the delivery of a system to decontaminate the dust generated during the battery recycling process, resulting in highly effective destruction of airborne contaminants with minimal energy use, reduced operating costs, and environmental impact.

  In January, the Company provided an update on its iron ore pelletization torch business line.

The update indicated the successful completion and delivery of four (4) 1-MW plasma torch systems to a major international iron ore producer, Client B (the “Client”), for use in the Client’s iron ore pelletization furnaces – a key upstream process in the steelmaking industry that traditionally relies on fossil-fuel burners. With the completion of this delivery, Client B now has all the necessary components related to the Company’s plasma torch systems on site at one of their key integrated iron ore mining and processing locations, allowing for the installation and trials (also known as site acceptance testing or “SAT”) to then proceed at the Client’s discretion.

The Company also reported that the value of the contract had increased by approximately $500,000 as a result of additional modifications requested by the Client during manufacturing, with total value of the project now exceeding $6.5 million

The update also confirmed that the previously announced contract and planned trials of its plasma torch system with another very large global iron ore client, Client A, continued to advance, as the Client informed PyroGenesis that, despite the Client’s own operational delays, all objectives remain the same, and the trials will be going ahead as designed. That client has already received the contracted plasma system from PyroGenesis in advance of the trials.

Q1 Operational Highlights

  In February, the Company announced the return of Mr. Alan Curleigh as Chair of the board of directors. Mr. Curleigh previously was Chair of the Company’s board until his departure in 2019 after a 9-year tenure.

With Mr. Curleigh’s return, Mr. P. Peter Pascali stepped down as Chair of PyroGenesis to pursue his regular duties as CEO, President and Director of PyroGenesis. The Board now has eight directors, of which 6 are independent directors.

  In March, the Company announced the hiring and appointment of Mr. Mark Paterson as General Counsel.

  In March, the Company announced that, further to its press release dated July 18, 2022, the Company was expanding its European strategy team for its PyroGenesis Additive division, by retaining Mr. Olivier Dubois as the Company’s Principal Advisor for European Operations and Sales.

Q1 Financial Highlights

  In February, the Company announced the withdrawal of financing after the Autorité des marchés financiers (the “AMF”), the securities regulatory authority in the Province of Québec, had issued an order suspending the private placement of units previously announced by PyroGenesis on February 14, 2023 for a period of 15 days – based on concerns from the AMF that PyroGenesis did not satisfy all of the requirements necessary to complete the financing under the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions, namely that PyroGenesis will not have available funds to meet its business objectives and liquidity requirements for a period of 12 months. As such, PyroGenesis and its investment banking partner Cormark Securities Inc. agreed that they will not proceed with the financing.

  In March, the Company announced the closure of a $5 million non-brokered private placement. The Company indicated it intended to use the net proceeds from the Private Placement for working capital and general corporate purposes.

OUTLOOK

Consistent with the Company’s past practice, and in view of the early stage of market adoption of our core lines of business, we are not providing specific revenue or net income (loss) guidance for 2023. However, numerous events have occurred that allow for a partial window into the remainder of 2023.

Overall Strategy

PyroGenesis provides technology solutions to heavy industry that leverage off of the Company’s proprietary position and expertise in ultra-high temperature processes. The Company has evolved from its early roots of being a specialty-engineering firm to being a provider of a robust technology eco-system for heavy industry that helps address key strategic goals.

The Company believes its strategy to be timely, as multiple heavy industries are committing to major carbon and waste reduction targets at the same time as many governments are increasingly funding environmental technologies and infrastructure projects – all while both are making efforts to ensure the availability of critical minerals during the coming decades of increased output demand.

While there can be no guarantee, the Company believes this evolution of its strategy beyond a greenhouse gas emission reduction emphasis, to an expanded focus that encapsulates the key verticals listed above, both improves the Company’s chances for success while also providing a clearer picture of how the Company’s wide array of offerings work in tandem to support heavy industry goals.

PyroGenesis’ market opportunity remains large, as major industries such as aluminum, steelmaking, manufacturing, and government require factory-ready, technology-based solutions to help steer through the paradoxical landscape of increasing demand and tightening regulations and material availability.

As more of the Company’s offerings reach full commercialization, PyroGenesis will remain focused on attracting influential customers in broad markets, and ensuring that operating expenses are controlled to achieve profitable growth.

For the remainder of 2023, we will continue to sharpen our focus on our strategy that structures our solution ecosystem under the three verticals noted previously: energy transition & emission reduction; commodity security & optimization; and waste remediation. Some key developments to that end, include:

Enhanced Sales and Marketing

Against the backdrop of this strategy, the Company is increasing sales, marketing, and R&D efforts in-line – and in some cases ahead of – the growth curve for industrial change related to greenhouse gas reduction efforts.

Some initial marketing efforts can be seen with the development of promotional videos and video presentations that are currently in use by the Company’s New Zealand-based waste destruction client Cool-Safe, who has embarked on a promotional road-show to introduce their nation-wide hazardous synthetic waste reduction program to industry and consumers. PyroGenesis has partnered with the Client on this roadshow, as the events feature prominently a showcase of the SPARCTM waste destruction technology that is central to the initiative. An introductory video made for that promotional tour can be viewed online, and other material that has been developed by the Company and is in use will be made available to the general public at a later date.

The Company intends to develop additional visual material along these lines for the Company’s other verticals, throughout 2023.

Separately, the Company’s involvement with key industry trade shows has ramped up with the Spring season, with attendance at shows for additive manufacturing and aluminum production already secured and more scheduled.

Upcoming milestones which are expected to confirm the validity of our strategies, are as follows:

Business Line Developments: Near Term (0 – 3 months)

Financial

Payments for Outstanding Major Receivables: The Company was notified that Radian Oil and Gas Services Company has commenced transfer of the US$1.5 million (approximately CA$2 million) against the outstanding receivable of approximately US$9.5 million under the Company’s existing CA$25million+ Drosrite™ contract. As previously announced, PyroGenesis agreed to a strategic extension of the payment plan, by the customer and its end-customer, geared to better align the pressures on the end-user’s operating cash flows created by increased business opportunities.

Innovation Grants: The Company has applied for grants tailored to technology innovation and/or carbon reduction, and expects to have results regarding these applications.

Commodity Security & Optimization

Negotiations for Multiple Metal Powder Orders: concurrent negotiations are underway with several companies for commercial orders of the Company’s metal powders, which are expected to be in excess of $1million.

Product Qualification Process for Global Aerospace Firm: Based on information flow between the Company and the Client, the Company believes that the previously announced 2-year long qualification process to approve the Company’s titanium metal powers for use by a global aerospace firm and their suppliers, will conclude in the near term.

Energy Transition & Emission Reduction

Plasma Torch Order: The Company is in advanced discussions with an international entity, whereby a plasma torch contract, if signed, will be between CDN$3-$4million.

Iron Ore Pelletization Torch Trials: In April 2023, the commissioning of the plasma torch systems, for use in Client B’s pelletization furnaces, was underway, with the Company’s engineers onsite at the Client’s iron ore facility. The commissioning process includes installation, start-up, and site acceptance testing (SAT). “Client B” is the customer to whom the Company previously announced that it had shipped four 1 MW plasma torch systems for use in Client B’s iron ore pelletization furnaces, for trials toward potentially replacing fossil-fuel burners with plasma torches in the Client’s furnaces.

Business Line Developments: Mid Term (4 – 6 months)

Energy Transition & Emission Reduction

Pyro Green-Gas: The Company’s wholly-owned subsidiary is expected to sign a contract with a value of approximately between CDN$10-$15 million.

Please note that projects or potential projects previously announced that do not appear in the above summary updates should not be considered as at risk. Noteworthy developments can occur at any time based on project stages, and the information presented above is a reflection of information on hand.

Financial Summary

Revenues

PyroGenesis recorded revenue of $2.6 million in the first quarter of 2023 (“Q1, 2023”), representing a decrease of $1.6 million compared with $4.2 million recorded in the first quarter of 2022 (“Q1, 2022”),

Revenues recorded in Q1 2023 were generated primarily from:

(i)	PUREVAP™ related sales of $527,600 (2022 Q1 - $441,605)
(ii)	DROSRITE™ related sales of $90,226 (2022 Q1 - $900,079)
(iii)	Support services related to systems supplied to the US Navy $352,103 (2022 Q1 - $745,260)
(iv)	Torch related sales of $1,170,748 (2022 Q1 - $1,041,709)
(v)	Refrigerant destruction (SPARC™) related sales of $67,847 (2022 Q1 – $0)
(vi)	Biogas upgrading & pollution controls of $32,895 (2022 Q1 - $990,045)
(vii)	Other sales and services $350,203 (2022 Q1 - $88,064)

Q1, 2023 revenues decreased by $1.6 million, mainly as a result of:

(i)	DROSRITE™ related sales decreased by $0.8 million due to continued customer delays in funding for the construction of the onsite facility,
(ii)	Support services related to systems supplied for the US Navy decreased by $0.4 million due to remaining project milestones mainly related to inspection, packaging and shipment of the equipment to our customer in order to move forward with installation and commission,
(iii)	Biogas upgrading and pollution controls related sales decreased by $1.0 million of which $0.6 million is due to clients requiring additional modifications prior to installation and commissioning, as well as continuous testing to achieve desired results and $0.4 million due to the Company’s Italian subsidiary and a customer who both agreed on the final acceptance of a contract which resulted in the reversal of costs and profits in excess of billings on uncompleted contracts,
(iv)	Other sales and services increased by $0.3 million due to an increase in sales related to spare parts required by our customers.

As of May 15, 2023, revenue expected to be recognized in the future related to backlog of signed and/or awarded contracts is $30.6 million. Revenue will be recognized as the Company satisfies its performance obligations under long-term contracts, which is expected to occur over a maximum period of approximately 3 years.

Cost of Sales and Services and Gross Margins

Cost of sales and services was $2.1 million in Q1 2023, representing a decrease of $1.1 million compared with $3.2 million in Q1 2022, primarily due to a decrease of $0.6 million in subcontracting attributed to additional work being completed in-house and a decrease in direct materials of $0.5 million due to lower levels of material required based on the decrease in product and service-related revenues.

The gross margin for Q1, 2023 was $0.5 million or 20.3% of revenue compared to a gross margin of $1.1 million or 25% of revenue for Q1 2022, the decrease in gross margin was mainly attributable to the impact on foreign exchange charge on materials of $0.2 million and the reversal of costs and profits in excess of billings on uncompleted contracts due to the agreed upon final acceptance prior to final completion of $0.4 million.

The amortization of intangible assets for Q1, 2023 was $0.2 million compared to $0.2 million for Q1, 2022. This expense relates mainly to the intangible assets in connection with the Pyro Green-Gas acquisition, patents and deferred development costs. These expenses are non-cash items and the intangible assets will be amortized over the expected useful lives.

As a result of the type of contracts being executed, the nature of the project activity, as well as the composition of the cost of sales and services, as the mix between labour, materials and subcontracts may be significantly different. In addition, due to the nature of these long-term contracts, the Company has not necessarily passed on to the customer, the increased cost of sales which was attributable to inflation, if any. The costs and sales and services are in line with management’s expectations and with the nature of the revenue.

Selling, General and Administrative Expenses

Included within Selling, General and Administrative expenses (“SG&A”) are costs associated with corporate administration, business development, project proposals, operations administration, investor relations and employee training.

SG&A expenses for Q1, 2023 were $7.6 million, representing an increase of 35% compared to $5.6 million for Q1, 2022. The increase is mainly a result of employee compensation increasing to $2.6 million mainly caused by additional headcount.

Share-based compensation expense decreased by $0.7 million, which is a non-cash item and relates mainly to a Q4 2021, and 2022 grants not repeated in 2023. Professional fees are $1.2 million which increased by $0.6 million, due to additional legal fees, consulting services, public listing expenses and patent expenses. Other expenses were favorable by $0.2 million due to a net reduction of insurance expenses, taxes, interest and bank charges. The expected credit loss & bad debt increased to $1.4 million is Q1 2023, and is due to an increase in the allowance for expected credit loss increase of $0.8 million and to the write-off of the accounts receivable related to the Company’s Italian subsidiary subsequent to both parties agreeing on the final acceptance of the contract prior to final completion.

Share-based payments expenses as explained above, are non-cash expenses and are directly impacted by the vesting structure of the stock option plan whereby options vest between 10% and up to 100% on the grant date and may require an immediate recognition of that cost.

Depreciation on Property and Equipment

The depreciation on property and equipment increased to $0.2 million in Q1 2023, compared with $0.1 in Q1 2022. The expense is comparable to the same quarter last year and the increase is primarily due to the nature and useful lives of the property and equipment being depreciated.

Research and Development (“R&D”) Expenses

During the three-months ended March 31, 2023, the Company incurred $0.3 million of R&D costs on internal projects, a decrease of 33% as compared with $0.5 million in Q1 2022. The decrease in Q1 2023 is primarily related to a decrease in employee compensation, subcontracting, and materials and equipment, offset by the increase in other expenses of $0.2 million related to equipment rentals.

In addition to internally funded R&D projects, the Company also incurred R&D expenditures during the execution of client funded projects. These expenses are eligible for Scientific Research and Experimental Development (“SR&ED”) tax credits. SR&ED tax credits on client funded projects are applied against cost of sales and services (see “Cost of Sales” above).

Financial Expenses

Finance expense (income) for Q1 2023 totaled $0.9 million as compared with an expense of $0.2 million for Q1 2022, representing a favorable variation of $1.1 million year-over-year. The decrease in finance expenses in Q1 2023, is primarily due to the revaluation of balance due on business combination due to the Company’s Italian subsidiary and a customer who both agreed on the final acceptance of a contract, prior to final completion. As a result, the contract did not attain the pre-determined milestone in connection with the balance due on business combination, and a reversal of the liability was recorded.

Strategic Investments

During the three-months ended March 31, 2023, the adjustment to fair market value of strategic investments for Q1 2023 resulted in a gain of $0.3 million compared to a gain in the amount of $1.2 million in Q1 2022. The decrease in gain is attributable to the variation of the market value of the common shares and warrants owned by the Company of HPQ Silicon Inc.

Comprehensive Loss

The comprehensive loss for Q1 2023 of $6.2 million compared to a loss of $4.1 million, in Q1 2022, represents a variation of $2.1 million, and is primarily attributable to the factors described above, which have been summarized as follows:

  a decrease in product and service-related revenue of $1.6 million arising in Q1 2023, a decrease in cost of sales and services of $1.1 million, primarily due to a decrease in subcontracting, direct materials and foreign exchange charge on materials, offset by the increase in employee compensation and manufacturing overhead, an increase in SG&A expenses of $1.9 million arising in Q1 2023, was primarily due to an increase in employee compensation, professional fees, travel, depreciation in property and equipment, foreign exchange charge on materials, and the allowance for credit loss of $0.8 million and write-off of $0.6 million which is offset by a decrease in several non-significant expenses, a decrease in share-based expenses of $0.7 million
  a decrease in R&D expenses of $0.2 million primarily due to a decrease in employee compensation, subcontracting, material and equipment and an increase in investment tax credits and other expenses, a decrease in finance costs (income), net of $1.1 million in Q1 2023 primarily due to the revaluation of balance due on business combination, a decrease in changes in fair market value of strategic investments of $0.9 million, a decrease in income taxes of $0.06 million in Q1 2023.

Liquidity and Capital Resources

As at March 31, 2023, the Company had cash of $1.9 million, included in the net working capital of $0.8 million. Certain working capital items such as billings in excess of costs and profits on uncompleted contracts do not represent a direct outflow of cash. The Company expects that with its cash, liquidity position, the proceeds available from the strategic investment and access to capital markets it will be able to finance its operations for the foreseeable future.

The Company’s term loan balance at March 31, 2023 was $389,857, and varied only slightly since December 31, 2022. The increase from January 1, 2022, to December 31, 2022, was mainly attributable to the additional proceeds received on the Economic Development Agency of Canada loan, which is interest free and will remain so, until the balance is paid over the 60-month period ending March 2029. The average interest expense on the other term loans was 7.2% in the period. The Company does not expect changes to the structure of term loans in the next twelve-month period. The Company maintained two credit facilities which bear interest at variable rates ranging between 7% and 8% at March 31, 2023. The Company expects to reimburse a portion of the credit facilities during 2023, and extend the due date of the remaining balance, while maintaining the similar conditions.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a proud leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG) and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization.  The operations of PyroGenesis are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

Cautionary and Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including, without limitation, statements regarding anticipated use of the net proceeds of the Private Placement. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management’s current beliefs, expectations, estimates and projections regarding future events and operating performance.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the risk factors identified under “Risk Factors” in the Company’s latest annual information form, and in other periodic filings that the Company has made and may make in the future with the securities commissions or similar regulatory authorities, all of which are available under the Company’s profile on SEDAR at www.sedar.com, or at www.sec.gov. These factors are not intended to represent a complete list of the factors that could affect the Company. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, except as required by applicable securities laws.

Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

FURTHER INFORMATION

Additional information relating to Company and its business, including the 2022 Financial Statements, the Annual Information Form and other filings that the Company has made and may make in the future with applicable securities authorities, may be found on or through SEDAR at www.sedar.com, EDGAR at www.sec.gov or the Company’s website at www.pyrogenesis.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is also contained in the Company’s most recent management information circular for the most recent annual meeting of shareholders of the Company.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/

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